UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)



                              LATTICE INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    518414107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  518414107
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,661,321*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,661,321*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,661,321
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 16, 2007, as disclosed in the Company's Quarterly Report on Form 10QSB for the quarterly period ending September 30, 2007. As of December 31, 2007, PSource Structured Debt Limited ("PSource") and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant"); (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"), and (v) 100,000 Shares. The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 61 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the First Warrant and the Third Warrant, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  518414107
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,661,321*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,661,321*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,661,321*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 16, 2007, as disclosed in the Company's Quarterly Report on Form 10QSB for the quarterly period ending September 30, 2007. As of December 31, 2007, PSource Structured Debt Limited ("PSource") and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant"); (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"), and (v) 100,000 Shares. The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 61 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the First Warrant and the Third Warrant, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  518414107
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:   Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,661,321*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,661,321*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,661,321
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 16, 2007, as disclosed in the Company's Quarterly Report on Form 10QSB for the quarterly period ending September 30, 2007. As of December 31, 2007, PSource Structured Debt Limited ("PSource") and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant"); (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"), and (v) 100,000 Shares. The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 61 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the First Warrant and the Third Warrant, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  518414107
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Calliope Capital Corporation
      57-1237865
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,661,321*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,661,321*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,661,321
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 16, 2007, as disclosed in the Company's Quarterly Report on Form 10QSB for the quarterly period ending September 30, 2007. As of December 31, 2007, PSource Structured Debt Limited ("PSource") and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant"); (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"), and (v) 100,000 Shares. The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 61 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the First Warrant and the Third Warrant, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  518414107
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,661,321*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,661,321*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,661,321
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 16, 2007, as disclosed in the Company's Quarterly Report on Form 10QSB for the quarterly period ending September 30, 2007. As of December 31, 2007, PSource Structured Debt Limited ("PSource") and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant"); (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"), and (v) 100,000 Shares. The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 61 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the First Warrant and the Third Warrant, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  518414107
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,661,321*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,661,321*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,661,321
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 16, 2007, as disclosed in the Company's Quarterly Report on Form 10QSB for the quarterly period ending September 30, 2007. As of December 31, 2007, PSource Structured Debt Limited ("PSource") and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant"); (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"), and (v) 100,000 Shares. The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 61 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the First Warrant and the Third Warrant, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 1(a).  Name Of Issuer:  LATTICE INCORPORATED

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7150 N. Park Drive
            Suite 500
            Pennsauken, NJ 08109

Item 2(a).  Name of Person Filing:   Laurus Master Fund, Ltd.

          This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Calliope Capital Corporation, a Delaware corporation, PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Eugene Grin and David Grin. Calliope is a wholly owned subsidiary of Laurus Master Fund Ltd. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt Limited. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by PSource Structured Debt Limited and Calliope Capital Corporation reported in this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Calliope Capital Corporation, PSource Structured Debt Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP No.:   518414107


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership:

         (a) Amount Beneficially Owned:                     1,661,321*

         (b) Percent of Class:                                  9.99%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          1,661,321*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      1,661,321*


-------------------
* Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 16, 2007, as disclosed in the Company's Quarterly Report on Form

10QSB for the quarterly period ending September 30, 2007. As of December 31, 2007, PSource Structured Debt Limited ("PSource") and Calliope Capital Corporation ("Calliope" and together with PSource, the "Investors") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant"), (iii) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Third Warrant"); (iv) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Fourth Warrant", and together with the First Warrant and the Third Warrant, the "Older Warrants"), and (v) 100,000 Shares. The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Second Warrant contains an issuance limitation prohibiting the Investors from converting those securities to the extent that such conversion would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by Investors upon at least 61 days prior notice to the Company. In addition, with respect to the Second Warrant, the Issuance Limitation shall also automatically become null and void upon notice to the holder of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In addition, with respect to the First Warrant and the Third Warrant, the Issuance Limitation shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). PSource and the Fund are managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------------------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              /s/ David Grin
                                              ----------------------------------
                                                  David Grin
                                                  Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.  518414107

                                   APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name: Calliope Capital Corporation, a Delaware corporation

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey


D. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States


E. Name:                   David Grin

   Business Address:      335 Madison Avenue, 10th Floor
                          New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            Israel

CUSIP No.  518414107


Each of Laurus Capital Management, LLC, Calliope Capital Corporation, PSource Structured Debt Limited, David Grin and Eugene Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Calliope Capital Corporation

PSource Structured Debt Limited

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ David Grin
-------------------------------
    David Grin
    Principal
    February 14, 2008





/s/ David Grin
----------------------------------------
    David Grin, on his individual behalf
    February 14, 2008


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2008